December 16, 2022

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:

Ameen Hamady

Isaac Esquivel

Re: Membership Collective Group, Inc.

Form 10-K for the fiscal year ended January 2, 2022

Filed March 16, 2022

Form 8-K filed November 16, 2022

File Nos. 001-40605

Ladies and Gentlemen:

We have set forth below our response to the comments of the Securities and Exchange Commission staff (the “Staff”) in the letter from the Staff dated December 7, 2022, concerning the Form 10-K filed March 16, 2022 by Membership Collective Group, Inc. (the “Company”) and Form 8-K filed by the Company on November 16, 2022.

For ease of reference in this letter, Staff comments appear in bold directly above the Company’s responses.

Form 10-K for the fiscal year ended January 2, 2022

Critical Accounting Estimates, page 65

1.
Please disclose whether you believe the estimated fair values of your reporting units substantially exceed their carrying values. For any reporting units that have estimated fair values that do not substantially exceed their carrying values, please provide useful and meaningful information that would allow investors to better assess the probability of a future goodwill impairment, including the following:
•
Identify the reporting unit and quantify the amount of goodwill allocated to the reporting unit.
•
Disclose the percentage by which the estimated fair value exceeded carrying value as of the date of the most recent impairment test.

•
Disclose and discuss the specific critical assumptions used in your fair value determination.
•
Address the degree of uncertainty associated with your key assumptions and disclose how changes in key assumptions could impact your fair value determination.
•
Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect your key assumptions.

Response: The Company respectfully acknowledges the Staff’s comment. Following the impairment analysis performed by the Company for the fiscal year ended January 2, 2022 ("fiscal 2021"), it believed the estimated fair value of the reporting units substantially exceed their carrying value.

The Company proposes to expand disclosure in its critical accounting estimate for “Goodwill and Purchased Intangible Asset Impairment” in its Form 10-K for the fiscal year ended January 1, 2023 ("fiscal 2022") to enhance investors’ understanding of the Company’s approach and specifically to disclose whether it believes the estimated fair values of its reporting units substantially exceed their carrying values. Please refer to Appendix I for the proposed revised disclosures.

In addition, if the Company determines when it finalizes its impairment testing for fiscal 2022 and in future periods that a reporting unit’s estimated fair value does not substantially exceed its carrying value, the Company will also disclose in addition to those items included in Appendix I the following: (i) identification of the reporting unit and quantification of the amount of goodwill allocated to the reporting unit; (ii) disclose the percentage by which the estimated fair value exceeding carrying value as of the date of the most recent impairment test; (iii) disclose and discuss the specific critical assumptions used in the fair value determination; (iv) address the degree of uncertainty associated with the key assumptions and disclose how changes in key assumptions could impact the fair value determination; and (v) describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

6. Leases, page 103

2.
We note your disclosure on page 105 that you are expecting to capitalize approximately $982 million in total undiscounted lease payments related to 10 operating lease agreements that are in various stages of construction by the landlord. In order to better understand the Company's accounting, please confirm whether the $982 million is related to the amount expected to comprise the ROU asset at lease commencement. Furthermore, please tell us how the Company considered the guidance in ASC 842-40-55-3 through ASC 842-40-55-5 and the examples in ASC 842-40-55-40 through ASC 842-40-55-44 in accounting for such leases. In providing your answer please clarify whether the Company is incurring any costs prior to lease commencement and how the Company is accounting for such costs.

Response: The Company respectfully acknowledges the Staff’s comment. The Company notes the $982 million disclosed on page 105 relates to undiscounted contractual fixed lease payments. At the point of lease commencement, the Company will measure the lease liability at the present value of the lease payments not yet paid (discounted using the discount rate at the commencement date of the lease), and the ROU asset in accordance with ASC 842-20-30. The Company proposes to update the total balance description on this table in its Form 10-K for the fiscal year ended January 1, 2023 as follows: “Total undiscounted lease payments for current leases under construction”.

The Company considered the guidance in ASC 842-40-55-3 through ASC 842-40-55-5 and the examples in ASC 842-40-55-40 through ASC 842-40-55-44 in accounting for the leases under construction. The Company concluded that the leases under construction in the disclosure did not include a right to purchase the construction in progress from the lessor. Also, the Company did not own or lease the land where the property was being constructed. The design and development specifications provided to the lessor were also not so specialized that the asset would not have had an alternative use to the lessor.

Costs directly incurred by the Company during the construction period principally relate to design services, architectural, legal and due diligence services provided to the Company and are capitalized, where permitted, in accordance with ASC 360. If the Company incurs incremental costs related to the construction, and where these costs are not required by the lease agreement, then these costs are capitalized, where permitted, as leasehold improvements in accordance with ASC 360. Furthermore, if the costs incurred relate to an improvement which is unique and/or specialized to the Company’s intended use, then this would also be capitalized in accordance with ASC 360.

When entering into new leases, the Company assesses the commencement date. The Company considers the handover date, being the date that the Company takes control of a property to begin work on its normal tenant improvements, to be the accounting lease commencement date under ASC 842, regardless of the legal lease commencement date.

Item 9 A. Controls and Procedures, page 133

3.
Please revise to address what steps have been completed to date in remediating your material weaknesses, including any completed control design and testing procedures, what still remains to be completed, and revise to update your estimate of the expected timing of your remediation plans.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has developed and commenced implementation of a formal plan to remediate the identified material weaknesses. In fiscal 2021, the Company established an internal control working group, comprised of senior representatives of the Company’s finance and IT teams and a third-party internal audit services provider, which meets weekly to monitor progress against the Company's plan. During the first quarter of fiscal 2022, the Company completed its initial control gap and design analysis (conducted by the third-party internal audit services provider), scoping and risk and control matrices. Since this date, the Company has been conducting a program of internal control testing, supported by internal and external testing teams. Where controls were found not to be implemented or operating effectively, the Company has implemented formal remediation processes and a program to re-test. Other measures include hiring additional employees with significant GAAP knowledge and experience, hiring dedicated internal controls employees and enhancing the Company's existing financial systems. The Company also formally updates its Audit Committee on a quarterly basis with progress against the plan.

The Company advises the Staff that while it is making significant progress in its plan to remediate its material weaknesses during fiscal 2022, it cannot at this stage provide a specific timeframe by which its material weaknesses are expected to be fully remediated. The material weaknesses cannot be concluded as remediated until all required key internal controls have been designed, implemented, tested and concluded on to be operating effectively. As of the date hereof, the Company has completed its full first cycle of business process control testing and is currently remediating a number of controls which require re-testing. As part of its internal control program, the Company’s IT team has invested in several new enterprise systems and is introducing processes to ensure appropriate control around user access and segregation of duties in the Company's teams. The implementation of these systems, though at an advanced staged, remains ongoing.

The Company advises the Staff, however, that it will enhance the disclosure of material weaknesses to be identified in the next Form 10-K filing to include a more comprehensive update on the Company’s formal plans and progress with remediation as at the date of filing, including a detailed discussion on the specific matters above.

Form 8-K filed on November 16, 2022

General

4.
We note that you have presented both the House-Level and Other Contribution Margin on a percentage basis. Please revise your disclosure to also present GAAP gross margin on a percentage basis. Refer to footnote 27 of Final Rule 33-8176, Conditions for Use of Non- GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that it will present GAAP gross margin on a percentage basis in addition to the non-GAAP measures already disclosed when it furnishes its next earnings release on Form 8-K in respect of fourth quarter of fiscal 2022. The presentation will be consistent with that of the Company's second quarter earnings release in respect of fiscal 2022 reflected in its Form 8-K furnished on August 17, 2022. The omission of the GAAP gross margin on a percentage basis in the Company’s most recent earnings release was an unintended omission.

If you have any questions or require additional information, please do not hesitate to contact me at (917) 607-7209 or my colleague Louis Redman at +44 (0)7768 972999.

Very truly yours,

/s/ Thomas Allen

Thomas Allen

Chief Financial Officer

cc: (via email)

Andrew Carnie, Membership Collective Group Inc.

Louis Redman, Membership Collective Group Inc.

Ben Nwaeke, Membership Collective Group Inc.

Samir A. Gandhi, Sidley Austin LLP

Robert A. Ryan, Sidley Austin LLP

Enclosure.

Appendix I

FORM 10-K

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT JUDGEMENTS AND ESTIMATES

GOODWILL AND PURCHASED INTANGIBLE ASSET IMPAIRMENT

Our methodology for allocating the purchase price relating to purchase acquisitions is determined through established valuation techniques. Goodwill represents a residual value as of the acquisition date, which in most cases results in measuring goodwill as an excess of the purchase consideration transferred plus the fair value of any noncontrolling interest in the acquired company over the fair value of net assets acquired, including contingent consideration. Goodwill is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis on the first day of the fourth fiscal quarter and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

We make judgments about the recoverability of purchased intangible assets with finite lives whenever events or changes in circumstances indicate that an impairment may exist. Recoverability of purchased intangible assets with finite lives is measured by comparing the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate.

In accordance with GAAP, we review indefinite-lived intangible assets for impairment annually or whenever events or changes in circumstances indicate that the asset might be impaired. We perform a qualitative assessment first to determine whether it is necessary to perform a subsequent quantitative impairment test. If the qualitative assessment determines that it is more likely than not that the fair value of any reporting unit is less than its carrying value, the quantitative impairment test is required to be performed; otherwise, no further testing of impairment is required. Qualitative factors that we consider include macroeconomic and industry conditions, our overall financial performance, and other relevant entity-specific events. Alternatively, we can choose to not first assess qualitative factors and instead perform the quantitative impairment test only.

When performing the quantitative goodwill impairment test, the Company compares the estimated fair value of a reporting unit with the respective carrying value. If the estimated fair value of a reporting unit is less than its carrying amount, the excess of the carrying value of the reporting unit over its fair value is recognized as a goodwill impairment. When performing a quantitative goodwill impairment assessment, the estimated fair value of a reporting unit is calculated using the income approach and the market approach. For the income approach, the Company uses internally developed discounted cash flow models that include the following assumptions, among others: projections of revenues, expenses, and related cash flows based on assumed long-term growth rates and demand trends; expected net working capital and capital expenditure requirements; and estimated discount rates. For the market approach, the Company relies upon valuation multiples derived from stock prices and enterprise values of publicly-traded companies that are comparable to the reporting unit being evaluated. ~~If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. Assumptions and estimates about future values and remaining useful lives of our purchased intangible assets are complex and subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts.~~

The goodwill balance recorded in the consolidated balance sheets as of [CURRENT FISCAL YEAR] and [COMPARATIVE FISCAL YEAR] was $● million and $● million, respectively. In response to changes in industry and market conditions, we could be required to strategically realign our resources and consider restructuring, disposing of, or otherwise exiting businesses, which could result in an impairment of goodwill or other intangible assets.

The Company believes the estimated fair values of its reporting units substantially exceeded their carrying values in [CURRENT FISCAL YEAR], [COMPARATIVE FISCAL YEAR] and [COMPARATIVE FISCAL YEAR]. There was no impairment of goodwill or purchased intangible assets in [CURRENT FISCAL YEAR], [COMPARATIVE FISCAL YEAR] or [COMPARATIVE FISCAL YEAR].